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   As filed with the Securities and Exchange Commission on December 24, 1996
                                                               FILE NO. 814-____
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-54A

                   NOTIFICATION OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                 ALLIED CAPITAL SBLC CORPORATION

Address of Principal Business Office (No. & Street, City, State, Zip Code):
                      c/o ALLIED CAPITAL ADVISERS, INC.
                        1666 K STREET, N.W., 9TH FLOOR
                         WASHINGTON, D.C.  20006-2803

Telephone Number (including area code):  (202) 331-1112


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
Name and address of agent for service of process:       Copy to:
DAVID GLADSTONE, CHAIRMAN AND CHIEF EXECUTIVE OFFICER   STEVEN B. BOEHM, ESQUIRE
ALLIED CAPITAL ADVISERS, INC.                           SUTHERLAND, ASBILL & BRENNAN, L.L.P.
1666 K STREET, N.W., 9TH FLOOR                          1275 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C.  20006-2803                            WASHINGTON, D.C.  20004-2404
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         Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement
was filed:                                                             0-21439

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

    The file number of the registration as an investment company pursuant
to section 8(a) of the Act, if any, of the company:            (Not applicable)

    The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                               (Not applicable)
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        The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business at the office of Allied Capital Advisers, Inc., in the District of Columbia; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Washington, District of Columbia, on the 24th day of December, 1996.

[SEAL]                     ALLIED CAPITAL SBLC CORPORATION

                               /s/ David Gladstone
                           By:
                               -------------------------------------------------
                               David Gladstone
                               Chairman of the Board and Chief Executive Officer





         /s/ Tricia B. Daniels
Attest:
         ----------------------------------
         Tricia B. Daniels
         Secretary